EXHIBIT 99.1

Just Energy Announces Receipt of Interim Order for Recapitalization and Board Renewal

TORONTO, July 17, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced it has obtained the interim order from the Ontario Superior Court of Justice in connection with the plan of arrangement (the “Plan of Arrangement”) announced on July 8, 2020.  The order, among other things, grants a limited stay of proceedings and establishes the record date for voting of securityholders with respect to the Plan of Arrangement as July 23, 2020.

The Plan of Arrangement provides a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader. Highlights include:

  Conversion of approximately C$420 million subordinated convertible debentures and preferred shares into new equity
  New cash equity investment commitment of C$100 million
  Extension of C$335 million secured credit facilities by three years to December 2023
  Extension of unsecured debt of US$205.9 million to March 2024 with interest to be paid-in-kind
  Initial reduction of annual cash interest expense by approximately C$45 million
  Reconstitution of the Board of Directors with five new directors (announced on July 16, 2020)
  Business as usual for employees, customers and suppliers enhanced by the relationship with a financially stronger Just Energy – they will not be affected by the Recapitalization

The implementation of the Recapitalization is expected in September 2020, pending court and securityholder approvals required under the Canada Business Corporations Act (CBCA), as well as applicable approvals by the Toronto Stock Exchange and New York Stock Exchange.

Please refer to the Company’s press release of July 8, 2020 for information regarding the Plan of Arrangement.

The Company also intends to file an information circular describing the transaction in detail next week, and expects to seek approval for the proposed Plan of Arrangement at a Special Meeting of Shareholders and meetings of applicable creditor classes (collectively, the “Meetings”) scheduled for August 25, 2020.

Provided that the Plan of Arrangement is passed by the creditor classes and shareholders at the respective meetings, the Company’s Annual General Meeting will immediately follow the Meetings on August 25, 2020.

As announced by the Company on July 16, 2020, a slate of seven director candidates, of which five are new directors, will be appointed to the board of directors (the “Board”) upon completion of the Plan of Arrangement.  The seven candidates possess a wide spectrum of skills and expertise, including deep knowledge of the energy industry. They are:

  James Bell (new)
  Anthony Horton (new)
  Steven Murray (new)
  Stephen Schaefer (new)
  Marcie Zlotnik (new)
  R. Scott Gahn (incumbent)
  Dallas Ross (incumbent)

For more information on the Board candidates, please refer to the Company’s press release of July 16, 2020.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to raising new equity capital and the exchange of debt; the proposed recapitalization transaction resulting in a financially stronger Company; reducing the Company’s existing debt and interest expense (including the amounts thereof); proceedings under the CBCA; implementing a Plan of Arrangement; issuing new equity; the allocation of any new equity; addressing certain obligations as part of a proposed recapitalization transaction; risks associated with the proposed recapitalization transaction, including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner; the inability to reduce the Company’s debt and/or interest payments, proceedings under the CBCA; issuing and allocating new equity including the dilution of the Company’s outstanding common shares; the value of existing equity following the completion of a recapitalization; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.